UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Altegris KKR Commitments Master Fund
(Name of Subject Company (Issuer))

Altegris KKR Commitments Master Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kamal Jafarnia, Esq.

Altegris Advisors, L.L.C.
1200 Prospect Street, Suite 400
La Jolla, CA 92037
(888) 351-8485

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.

Matthew K. Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

February 15, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $20,956,283.10(a)	Amount of Filing Fee: $2,286.33(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[_]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: ____________________________

Form or Registration No.: ____________________________

Filing Party: ______________________________________

Date Filed: _______________________________________

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]

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ITEM	1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
November 30, 2020	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
January 1, 2021 and February 1, 2021	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold
February 15, 2021	Commencement Date	the date as of which the Offer commenced
March 24, 2021	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 25, 2021	Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
April 12, 2021	Acceptance Date	the date which is 40 business days after the Commencement Date
March 31, 2021*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs
*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Altegris KKR Commitments Master Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the Class A and Class I shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 5% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the

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latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles the Shareholder to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Early Repurchase Fee.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Altegris KKR Commitments Master Fund	Altegris KKR Commitments Master Fund
4221 North 203rd Street, Suite 100	PO Box 541150
Elkhorn, NE 68022	Omaha, NE 68154

or (ii) fax it to the Fund at 402-963-9094, so that it is received before 12:00 midnight, Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

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Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM	2. ISSUER INFORMATION

(a)         The name of the issuer is Altegris KKR Commitments Master Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at
1200 Prospect Street, Suite 400, La Jolla, CA 92037, and its telephone number is (888) 351-8485.

(b)   The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” The Fund offers two classes of Shares: Class A Shares and Class I Shares. As of the close of business on the Prior NAV Calculation Date, there were 23,932,621 Shares outstanding, comprised of 19,978,785 Class A Shares and 3,953,836 Class I Shares. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $419,125,661.97 and the net asset value per Share of Class A Shares and Class I Shares of the Fund were $293,710,077.70 and $125,415,584.27 respectively. The aggregate net asset value and net asset value per share class are estimates based on the November 30, 2020 net asset value of the Fund. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)         There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of September 12, 2014 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM	3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Altegris KKR Commitments Master Fund. The Fund’s principal executive office is located at 1200 Prospect Street, Suite 400, La Jolla, CA 92037, and its telephone number is (610) 260-7600. The investment adviser of the Fund is Altegris Advisors, L.L.C. (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 1200 Prospect Street, Suite 400, La Jolla, CA 92037, and its telephone number is (888) 351-8485. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Mark Garbin, Mark D. Gersten, Neil M. Kaufman, Anita K. Krug and Matthew C. Osborne. The address of each member of the Board of Trustees is c/o Altegris KKR Commitments Master Fund, 1200 Prospect Street, Suite 400, La Jolla, CA, 92037, and the telephone number of each member of the Board of Trustees is (888) 351-8485.

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TERMS OF THE TENDER OFFER

(a)         (1)        (i)         Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 5% of the net assets of the Fund which are tendered by Shareholders by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)        The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund). Each Shareholder tendering Shares which are accepted for purchase will be given a Note promptly after the Expiration Date. The Note will entitle the Shareholder to be paid an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased, less any Early Repurchase Fee. This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment of the Note will be on or before the 60th day following the applicable Valuation Date.

Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”).

(iii)      Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv)       Not applicable.

(v)         The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of

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the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)       In accordance with the terms set forth in the Fund’s Prospectus dated August 1, 2020 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)    Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)  For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix)       If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

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(x)         The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)       Not applicable.

(xii)    The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

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If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their whose proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a

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foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder (i) at a rate of 30% on ordinary dividends it pays, and (ii) on or after January 1, 2019, 30% of certain capital gain dividends it pays, and on the gross proceeds of redemptions or exchanges of Shares. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners. Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a

10

taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)               Not applicable.

(b)         Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM	4. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM	5. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)         As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b)         Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

(c)         None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other

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governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM	6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)         The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 5% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.

(b)         There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)         Not applicable.

(d)         None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 7.         INTEREST IN SECURITIES OF THE ISSUER

(a)   Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Mark Gersten	Class A	5420.41	0.027%	0.022%

(b)         Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the

12

Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM	8. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM	9. FINANCIAL STATEMENTS

(a)         (1) Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2020, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 9, 2020. Such financial statements are incorporated herein by reference in their entirety.

(2)         The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)         Not applicable.

(4)         See (a)(1) above.

(b)         The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM	10. ADDITIONAL INFORMATION

(a)         (1)        None.

(2)         None.

(3)         Not applicable.

(4)         Not applicable.

(5)         None.

(b)         None.

ITEM	11. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
13

D.	Form of Tender Offer Request for Clients of Merrill Lynch Financial Advisors
E.	Form of Notice of Withdrawal of Tender
F.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender
14

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

ALTEGRIS KKR COMMITMENTS MASTER FUND

By: /s/Elizabeth Strong

Name: Elizabeth Strong

Title: Treasurer and Principal Financial Officer

February 4, 2021

15

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Tender Offer Request for Clients of Merrill Lynch Financial Advisors
E.	Form of Notice of Withdrawal of Tender
F.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender
16

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Altegris KKR Commitments Master Fund

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.

February 15, 2021

Dear Altegris KKR Commitments Master Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Altegris KKR Commitments Master Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on February 15, 2021. Tenders of Shares must be submitted no later than March 24, 2021. Tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on March 25, 2021. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than March 24, 2021. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than March 24, 2021.

*	Altegris Advisors, L.L.C. does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.
A- 1

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Altegris KKR Commitments Master Fund

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Exhibit B

Offer to Purchase

Altegris KKR Commitments Master Fund

Regular Mail

PO Box 541150
Omaha, Nebraska 68154

Offer to Purchase Shares

Dated February 15, 2021

Letters of Transmittal Tendering Shares

Must Be Received by

Altegris KKR Commitments Master Fund by

12:00 Midnight, Eastern Time, on March 24, 2021

Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on March 25, 2021,

Unless the Offer is Extended

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The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
November 30, 2020	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
January 1, 2021 and February 1, 2021	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold
February 15, 2021	Commencement Date	the date as of which the Offer commenced
March 24, 2021	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 25, 2021	Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
April 12, 2021	Acceptance Date	the date which is 40 business days after the Commencement Date
March 31, 2021	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs
*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Altegris KKR Commitments Master Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to the Class A and Class I shares of beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 5% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of such Valuation Date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the

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close of business on the last business day of the month immediately following the month in which the Expiration Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of September 12, 2014 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022 or one of the Fund’s dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts†

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, Altegris Advisors, L.L.C. (in its capacity as the Fund’s investment adviser, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations,

†	Altegris Advisors, L.L.C. does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.
B- 3

in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Altegris KKR Commitments Master Fund

4221 North 203rd Street

Suite 100

Elkhorn, NE 68022

Phone: (877) 562-1686

Fax: (402) 963-9094

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TABLE OF CONTENTS

1. SUMMARY TERM SHEET.	6
2. BACKGROUND AND PURPOSE OF THE OFFER.	7
3. OFFER TO PURCHASE AND PRICE.	8
4. AMOUNT OF TENDER.	9
5. PROCEDURE FOR TENDERS.	9
6. WITHDRAWAL RIGHTS.	10
7. PURCHASES AND PAYMENT.	10
8. CERTAIN CONDITIONS OF THE OFFER.	12
9. CERTAIN INFORMATION ABOUT THE FUND.	12
10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.	13
11. MISCELLANEOUS.	16
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1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 5% of the net assets of the Fund. We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date, less any Early Repurchase Fee (as defined below). If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.
•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Valuation Date.
•	You may tender some or all of your Class A Shares and/or Class I Shares. Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”).
•	If you tender some or all of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Early Repurchase Fee. The Note will be mailed to you promptly after the Expiration Date and will entitle you to a payment in cash. Payment of the Note will be made on or before the 60th date following the Valuation Date.
•	If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the investment funds in which the Fund invests, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.
•	Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.
B- 6

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight Eastern time, on the Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on any later Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.
•	If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:
Overnight Delivery:	Regular Mail:
Altegris KKR Commitments Master Fund	Altegris KKR Commitments Master Fund
4221 North 203rd Street, Suite 100	PO Box 541150
Elkhorn, Nebraska 68022	Omaha, NE 68154

or (ii) fax it to the Fund at (402) 963-9094, so that it is received before 12:00 midnight, Eastern time, on the Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•	As of the close of business on the Prior NAV Calculation Date, there were 23,932,621 Shares outstanding, comprised of 19,978,785 Class A Shares and 3,953,836 Class I Shares. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $419,125,661,.97 and the net asset value per Share of Class A Shares and Class I Shares of the Fund were $293,710,077.70 and $125,415,584.27 respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (877) 562-1686 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time. See Section 3.
2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated August 1, 2020 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited except under certain limited circumstances, with the written consent of the Fund, the Board of

B- 7

Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 5% of the Fund’s net assets, tendered by Shareholders, by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

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4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 5% of the Fund’s net assets (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5% of the Fund’s net assets are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of the Shares tendered by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination

B- 9

will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

6.	WITHDRAWAL RIGHTS.

The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date, less any Early Repurchase Fee. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

With respect to each Shareholder tendering Shares which are accepted for purchase, payment of the purchase amount will consist of a Note. The Note will entitle the Shareholder to receive a payment in an amount equal to the net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, less any Early Repurchase Fee.

As described in the Fund’s Prospectus, the Fund does not impose any charges in connection with repurchases of Shares unless the Shares are held for less than one year. The Early Repurchase

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Fee will be charged by the Fund with respect to its repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. For illustrative purposes, a Shareholder that subscribes for Shares on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter). The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Shares repurchased by the Fund will be deemed to have been taken from the earliest Shares purchased by a Shareholder. The Early Repurchase Fee may be waived by the Fund in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund’s ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

The Note pursuant to which a tendering Shareholder will receive the payment (the “Cash Payment”) will be delivered promptly after the Expiration Date and will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the investment funds in which the Fund invests; and (d) possibly borrowings. Upon its acceptance of tendered Shares for purchase, the Fund will segregate, with its custodian, and maintain daily on its books a segregated account consisting of cash, liquid securities, or interests in the investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the unpaid amount to be paid under the Note, as described above. None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at

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any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund (although the Fund acknowledges the military actions involving the United States in Iraq, Afghanistan, and the surrounding regions and has determined, as of the date hereof, that such actions are not material to the Fund), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on April 22, 2014. Subscriptions for Shares of the Fund were first accepted for investment as of August 1, 2015. The Fund’s principal office is located at 1200 Prospect Street, Suite 400, La Jolla, CA 92037, and its telephone number is (888) 351-8485. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other

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than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Mark Gersten	Class A	5420.41	0.027%	0.022%

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a

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minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their whose proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

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Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number of social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder (i) at a rate of 30% on ordinary dividends it pays, and (ii) on or after January 1, 2019, 30% of certain capital gain dividends it pays, and on the gross proceeds of redemptions or exchanges of Shares. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners. Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

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Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2020, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 9, 2020. Such financial statements are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.

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Exhibit C

Letter of Transmittal

Regarding Shares in

Altegris KKR Commitments Master Fund

Tendered Pursuant to the Offer to Purchase
Dated February 15, 2021

This Letter of Transmittal Must Be
Received by Altegris KKR Commitments Master Fund
by March 24, 2021.

The Offer and Withdrawal Rights Will Expire
at 12:00 Midnight, Eastern time, on
March 25, 2021, Unless the Offer Is Extended.

Complete this Letter of Transmittal and Deliver to

Altegris KKR Commitments Master Fund

Please note: IRA and retirement account transaction requests must be signed by the investor and the Custodian.

The Transfer Agent must receive the completed Letter of Transmittal, signed by all account owners, including the Custodian (if applicable) by March 24, 2021.

Overnight Delivery: Altegris KKR Commitments Fund	Regular Mail: Altegris KKR Commitments Fund
4221 N 203rd Street, Suite 100 Elkhorn, NE 68022	PO Box 541150 Omaha, Nebraska 68154

C- 1

For additional information please call 877-562-1686

C- 2

Ladies and Gentlemen:

The undersigned hereby tenders to Altegris KKR Commitments Master Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the offer to purchase, dated February 15, 2021 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. The Offer to Purchase and this Letter of Transmittal are subject to all the terms and conditions set out in the Offer to Purchase, including without limitation the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements, or other obligations relating to this sale, and not subject to any adverse claim, when, and to the extent that, the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Purchase.

The undersigned recognizes that, under certain circumstances set out in the Offer to Purchase, the Fund may not be required to purchase the Shares tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned’s Shares will be purchased.

A non-interest bearing, non-transferable promissory note for the value of the purchased Shares will be mailed to the undersigned. The payment of the purchase amount for the Shares tendered by the undersigned will be made by wire transfer of funds.

All authority conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

C- 3

LETTER OF TRANSMITTAL

PART 1. NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder: __________________________

SSN/TIN: ___________________________________

Telephone Number: ___________________________

Account Number: _____________________________

PART 2. AMOUNT OF SHARES OF BENEFICIAL INTEREST OF OWNERSHIP BEING TENDERED:

[_]	All of the undersigned’s Shares.
[_]	That amount of the undersigned’s Shares having the following dollar value:

Class A Shares $_____________________ Class I Shares $_____________________

Note: Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

[_]	That amount of the undersigned’s Shares whose value is in excess of the minimum initial investment applicable for the Fund.

PART 3. PROMISSORY NOTE:

The promissory note reflecting the purchase amount will be mailed directly to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4. WIRE INSTRUCTIONS (IRA or retirement account proceeds will be sent to the Custodian)

Bank Name

ABA Number
C- 4

Name on Bank Account*

Bank Account Number

FFC (if applicable)

* For anti-money laundering and account security purposes, the name on the bank account must match the Altegris KKR Commitments Master Fund account registration.

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

C- 5

PART 5. SIGNATURE(S):

Shareholder Signature

Name of Shareholder:
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)
(If two signatures are required, both must sign)
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)

Custodian Signature (for custodial IRA and retirement plan accounts only)

Name of Custodian:
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

Medallion Signature Guarantee

Overnight Delivery: Altegris KKR Commitments Fund	Regular Mail: Altegris KKR Commitments Fund
4221 N 203rd Street, Suite 100 Elkhorn, NE 68022	PO Box 541150 Omaha, Nebraska 68154

For additional information please call 877-562-1686

Please note: IRA and retirement account transaction requests must be signed by the shareholder and the Custodian.

C- 6

The Transfer Agent must receive the completed Letter of Transmittal, signed by all account owners, including the Custodian (if applicable) by the deadline stated in Exhibit C.

C- 7

Exhibit E

Notice of Withdrawal of Tender

Regarding Shares in

Altegris KKR Commitments Master Fund

Tendered Pursuant to the Offer to Purchase
Dated February 15, 2021

The Offer and Withdrawal Rights Will Expire at,
and This Notice of Withdrawal Must Be Received by
Altegris KKR Commitments Master Fund by,
12:00 Midnight, Eastern Time, on March 25, 2021,
Unless the Offer Is Extended.

Complete this form only if you would like to rescind your previous Tender Request.

Complete this Notice of Withdrawal and Return or Deliver to

Altegris KKR Commitments Master Fund:

Overnight Delivery:	Regular Mail:
4221 North 203rd Street, Suite 100	PO Box 541150
Elkhorn, Nebraska 68022	Omaha, NE 68154

For additional information:

Phone: (877) 562-1686
Fax: (402) 963-9094

E- 1

Complete this form only if you would like to rescind your previous tender request.

Ladies and Gentlemen:

The undersigned previously tendered all or some of its shares in Altegris KKR Commitments Master Fund (the “Fund”) for purchase by the Fund by submitting a Letter of Transmittal Regarding Shares in the Fund Dated February 15, 2021 (the “Letter of Transmittal”).

Such tender was in the amount of:

[_]	All of the undersigned’s shares.
[_]	That amount of the undersigned’s shares having the following dollar value:

Class A Shares $_______________ Class I Shares $__________________.

[_]	That amount of the undersigned’s shares whose value is in excess of the required minimum initial investment applicable for the Fund.

As indicated immediately below, the undersigned hereby wishes to withdraw its tender of shares in the Fund such that:

[_]	NONE of the undersigned’s shares will be purchased by the Fund.
[_]	SOME of the undersigned’s shares will be purchased by the Fund and the dollar value of those shares still to be purchased by the Fund is:

Class A Shares $_______________ Class I Shares $__________________.*

*   NOTE: This option may be used only to decrease the dollar value of the shares to be purchased by the Fund. If an increase in the dollar value of the shares to be purchased by the Fund is indicated on this form, the Fund shall consider this form null and void and shall process the undersigned’s initial tender request as set forth in its previously submitted Letter of Transmittal.

The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Account Number: __________________

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

E- 2

SIGNATURE(S):

Date: ________________________ FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
___________________________________	___________________________________
Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)
___________________________________	___________________________________
Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Joint Tenant

FOR OTHER INVESTORS: ___________________________________	___________________________________
Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Signatory and Title
___________________________________	___________________________________
Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name and Title of Co-Signatory

E- 3

Exhibit F

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

Altegris KKR Commitments Master Fund

April 15, 2021

Dear Shareholder:

Altegris KKR Commitments Master Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on February 15, 2021 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of March 31, 2021) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive a payment in an amount equal to the purchase value of your purchased Shares based on the net asset value of the Fund as of March 31, 2021, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment due under the Note will be wire-transferred no later than May 31, 2021, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (877) 562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Altegris KKR Commitments Master Fund

Enclosure